PRIMERO ACQUIRES LARGE STRATEGIC MINERAL CONCESSION AT SAN DIMAS
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, June 14, 2016 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P, NYSE:PPP) today announced that is has acquired a large concession area adjacent to its San Dimas mine in Durango, Mexico. The Company has added 30,192 hectares substantially covering the area between the San Dimas mine and the Ventanas exploration property located 32 kilometres to the south. The newly acquired concession is not covered by the San Dimas silver purchase agreement, and brings Primero’s total concession area in the district to 68,628 hectares.

Highlights:

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Building a World-Class Mining District: Primero has acquired a significant mineral concession area substantially covering the 32 kilometres between the San Dimas mine and the Ventanas exploration property. This greenfield property (‘‘Expanded Lechuguilla’’) is largely unexplored but displays similar geological characteristics as found on both the San Dimas and Ventanas properties. The acquisition reinforces Primero’s dominant position in a highly prospective area, with the potential to identify mineralization on a scale potentially comparable to the current San Dimas mine.

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Strong Potential for New Vein Discoveries: The Expanded Lechuguilla concession is covered extensively by the regional upper volcanic sequence, however the discovery of the Jessica vein in late-2014 demonstrated to Primero’s exploration geologists that the volcanic capping was a post-mineralization event and that precious metal bearing veins continue to exist under this geological sequence. The Expanded Lechuguilla concession contains identified ‘‘geological windows’’ through the upper volcanic capping with multiple vein outcroppings already noted.

‘‘We are very pleased to have significantly increased our position around our flagship San Dimas mine,’’ stated Ernest Mast, President and Chief Executive Officer. ‘‘The acquisition of this key mineral concession area further advances our strategic goal of mining outside of the original San Dimas mining concession from areas not covered by the silver purchase agreement with Silver Wheaton. This would provide significant benefit to the Company as mining from this area would increase our revenues and therefore our taxable income.’’

Primero is pleased to have received the support of ProMéxico (the Mexican government agency responsible for supporting and attracting foreign investment in Mexico) which has registered the Expanded Lechuguilla area as a recognized project and will give non-financial support to the Company in its development.

30,192 Hectares Added in the Prolific San Dimas Mining District

Primero acquired the 30,192 hectare concession (‘‘Expanded Lechuguilla’’) that covers the unexplored but highly prospective 18 kilometres between the San Dimas concession and the Ventanas exploration property from private vendors. This mineral concession acquisition builds on the approximately 10,000 hectares added by the Company in the second half of 2015, and reflects Primero’s strategic goal of acquiring concessions outside of the original San Dimas mining area and the silver purchase agreement with Silver Wheaton.

As a result of the Expanded Lechuguilla acquisition, Primero’s total concession area in the San Dimas district has nearly doubled to 68,628 hectares.

A map identifying the Expanded Lechuguilla concession addition is shown in Figure 1. A regional geological map is shown in Figure 2.

Multiple Vein Outcroppings Identified; Large Area Unexplored

The Expanded Lechuguilla property has not been the subject of a modern exploration program and remains unexplored due to its large size and the region’s challenging topography. Furthermore, much of the newly acquired concession is significantly covered by the regional upper volcanic sequence, which prevents surface expressions of the mineralized vein systems hosted in the lower volcanic sequence. Through initial reconnaissance by Primero’s geologists and information provided by the property’s previous owner, the Company has identified a number of key ‘‘geological windows’’ through the upper volcanic capping, some of which are not recorded in the regional geological maps. Based on this initial work Primero has defined multiple distinct outcropping veins located in these ‘‘windows’’.

Building a World-Class Mining District

Primero believes that the Expanded Lechuguilla area could contain an extension of the San Dimas mine’s prolific Central and Sinaloa-Graben mining blocks without major faulting to offset any discovered veins. One of the key indicators is that the El Cristo tunnel at the south end of the San Dimas concession and the ore-shoots of Mala Noche vein at Ventanas are at approximately the same elevation with similar mineral composition in the same host rock. This infers potential continuity of the mineralized veins system over 18 kilometres between both areas.

A significant amount of future exploration is required to confirm the continuous block hypothesis, as shown by a geological cross-section in Figure 3.

Primero’s 2016 exploration program now includes geological field work with the goal of identifying additional ‘‘geological windows’’ and surface outcroppings of new veins on the Expanded Lechuguilla concession. Additionally the Company’s 2016 plans include exploration diamond drilling on the Lechuguilla and Expanded Lechuguilla concessions, and extending exploration drifting from the El Cristo tunnel 3.1 kilometres to the south towards the Lechuguilla concession (refer to Figure 1). Primero expects to reach this concession boundary in 2017.

Proving extensions to the San Dimas’ main mining blocks could have significant implications for Primero, and as a result has become one of the Company’s primary exploration targets.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, ‘‘is expected’’, ‘‘if approved’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘in order to’’, ‘‘with the potential’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘are anticipated’’, ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will require’’, ‘‘will allow’’, ‘‘will enhance’’ or ‘‘will include’’ or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as ‘‘is updating’’, ‘‘is working’’ or ‘‘is also assessing’’ or other statements that may be stated in the present tense and are not historical facts or words with future implication such as ‘‘opportunity’’, ‘‘promising’’.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s ability to find new veins on the Expanded Lechuguilla concession; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that Expanded Lechuguilla displays similar characteristics as found in the San Dimas and Ventanas properties; that the acquisition of the Expanded Lechuguilla advances the company’s goal of mining outside the original San Dimas mining concessions; that the Expanded Lechuguilla area contain an extension of San Dimas mine’s prolific Central and Sinaloa-Graben block; that the Company will receive required permits and access to surface rights; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: Expanded Lechuguilla Concession Addition

Figure 2: San Dimas District Geological Map with Expanded Lechuguilla Concession Addition

SAN DIMAS
CANDELERO
CEBOLLAS
LECHUGUILLA
EXPANDED LECHUGUILLA
VENTANAS EXTENSION
VENTANAS
N
10 km
LEGEND
Existing Tunnel
2016 Planned Tunnel
2017 Planned Tunnel
Veins
Faults
Rivers and Streams
San Dimas Concession
2015 Additions
2016 Additions
Upper Volcanic Series
Lower Volcanic Series
Cornelian Intrusion
Piaxtla Intrusion

Figure 3: Interpreted Geological Cross-Section from San Dimas Mine to Ventanas